UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 5)

                 Under the Securities Exchange Act of 1934

                    FREEPORT-McMoRan COPPER & GOLD Inc.
                              (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                               NO. 35671D857
                               (CUSIP Number)

                Fried, Frank, Harris, Shriver & Jacobson LLP
                             One New York Plaza
                          New York, NY 10004-1980
                          Attn: Allen I. Isaacson
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 30 2004
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO PLC f/k/a THE
                                                      RTZ CORPORATION PLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                 WC/AF/OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               None

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            None

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                0

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     0.0%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO INTERNATIONAL
                                                      HOLDINGS LIMITED
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               None

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            None

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                0

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     0.0%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

                      AMENDMENT NO. 5 TO SCHEDULE 13D

          This Amendment No. 5 amends the Schedule 13D filed on May 22, 1995, as amended by Amendment No. 1 filed on June 1, 1995, Amendment No. 2 filed on July 7, 1995, Amendment No. 3 filed on February 13, 2003, and Amendment No. 4 filed on March 22, 2004 by each of Rio Tinto plc and Rio Tinto International Holdings Limited with respect to the Class B Common Stock of Freeport-McMoRan Copper & Gold, Inc. (the "Schedule 13D"), as described below. Terms used herein have the meanings set forth in Schedule 13D.

(a) Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

     ITEM 4:   PURPOSE OF TRANSACTION.

          "On March 30, 2004, Rio Tinto sold, through International, its wholly owned subsidiary, to FCX the entire 23,931,100 shares of FCX Class B Common Stock held by International for a total aggregate price of $881,868,215. As Rio Tinto and International now hold less than 5% of the total outstanding shares of Class B Common Stock, Rio Tinto no longer has the right to nominate any directors to serve on the board of FCX. Mr. R. Leigh Clifford has withdrawn his name from consideration as a director nominee at the 2004 annual meeting of FCX shareholders and Mr. Oscar Y. L. Groeneveld has resigned as a director effective as of the 2004 annual meeting of FCX shareholders. In connection with the sale, Rio Tinto and certain of its subsidiaries entered into a termination agreement with FCX pursuant to which all rights of all the parties under (x) the Registration Rights Agreement, dated May 12, 1995, by and among Rio Tinto, certain of its subsidiaries and FCX and (y) the Agreement, dated as of May 2, 1995, by and among Rio Tinto, certain of its subsidiaries and FCX have been terminated. A copy of the termination agreement is attached as an exhibit to this Amendment No. 5."

(b) Item 5 is hereby amended and restated in its entirety as follows:

     ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

          "(a) As of the date hereof, neither Rio Tinto nor International beneficially owns any shares of FCX Class B Common Stock.

          (b) As of the date hereof, neither Rio Tinto nor International may be deemed to share the power, to vote and dispose of any shares of FCX Class B Common Stock.

          (c) As of the date hereof, except for the sale of 23,931,100 shares of FCX Class B Common Stock disclosed in response to Item 4 above, no transactions in shares of FCX Class B Common Stock were effected since March 22, 2004 by Rio Tinto, International or any person listed on Schedule I. To the knowledge of Rio Tinto and International, none of the persons listed on Schedule I beneficially owns any shares of FCX Class B Common Stock.

          (d) No other person is known by Rio Tinto or International to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of FCX Class B Common Stock beneficially owned by them.

          (e) As of the date hereof, Rio Tinto and International ceased to beneficially own more than five percent of FCX Class B Common Stock"

(c) Item 7 is hereby amended and supplemented by adding the following paragraph at the end thereof:

     ITEM 7:   MATERIALS TO BE FILED AS EXHIBITS.

          "(8) Termination Agreement, dated March 30, 2004, by and among Freeport-McMoRan Copper & Gold Inc., Rio Tinto plc, and certain subsidiaries of Rio Tinto plc."

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2004

                                          RIO TINTO PLC

                                          By:     /s/ Anette V. Lawless
                                             ------------------------------
                                             Name:  Anette V. Lawless
                                             Title: Secretary


                                          RIO TINTO INTERNATIONAL HOLDINGS
                                           LIMITED

                                          By:     /s/ Robert Dowding
                                             ------------------------------
                                             Name:  Robert Dowding
                                             Title: Secretary